UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71866 / April 4, 2014

Admin. Proc. File No. 3-14587

In the Matter of

ABSOLUTE POTENTIAL, INC.
(f/k/a Absolute Waste Services, Inc.)
c/o Randall D. Lehner, Esq.
Ulmer Berne LLP
500 West Madison Street, Ste. 3600
Chicago, IL 60661-4587

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Absolute
Potential, Inc. (f/k/a Absolute Waste Services, Inc.) under Section 12(g) of the Securities
Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Jill M. Peterson
Assistant Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 71866 / April 4, 2014

Admin. Proc. File No. 3-14587

In the Matter of

ABSOLUTE POTENTIAL, INC.
(f/k/a Absolute Waste Services, Inc.)
c/o Randall D. Lehner, Esq.
Ulmer Berne LLP
500 West Madison Street, Ste. 3600
Chicago, IL 60661-4587

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to timely file periodic reports in violation of Section 13(a) of the
Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is
necessary and appropriate for the protection of investors to revoke the registration of the
company's securities.

APPEARANCES:

   Randall D. Lehner and *Kasey M. Folk*, of Ulmer & Berne LLP, for Absolute Potential,
Inc. (f/k/a Absolute Waste Services, Inc.).

   Alfred A. Day and *Neil J. Welch, Jr.*, for the Division of Enforcement.

Appeal filed: March 22, 2012
Last brief received: December 11, 2013
Oral argument: December 16, 2013

Absolute Potential, Inc. appeals an administrative law judge's decision to revoke the registration of its common stock pursuant to Securities Exchange Act Section 12(j).[1] The law judge revoked the registration after finding that Absolute violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13[2] when it failed to file twenty annual and quarterly reports due from 2006 through 2011.[3] Absolute concedes the violations but challenges the revocation of its stock, arguing that revocation is contrary to Commission precedent and the public interest since it filed all delinquent reports during the course of these administrative proceedings. Based on an independent review of the record, we determine that revocation of Absolute's securities registration is not inconsistent with relevant precedent and serves the public interest because revocation is necessary for the protection of investors.

I. Background

A.   Absolute is a shell company with few assets and ineffective internal controls over financial reporting.

Absolute is a shell company[4] incorporated in Florida and based in Chicago, Illinois.[5] As of September 30, 2013, Absolute reported total assets of $27, an accumulated deficit of $1,972,404, and negative shareholder equity. Absolute had approximately 275 record holders of common stock and 646,176 shares outstanding as of September 30, 2013.[6] In its 2013 annual report, Absolute disclosed that its "internal controls over financial reporting were ineffective as

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[1]   15 U.S.C. § 78*l*(j).

[2]   15 U.S.C. § 78m(a); 17 C.F.R. §§ 13a-1 and 13a-13.

[3]   *Ablest Inc*., Initial Decision Release No. 453, 2012 WL 681586, at *1 (Feb. 15, 2012).

[4]   "A 'shell' company is an inactive or defunct corporation with little or no assets which carries on no business activity." *United States v. Sneed*, 34 F.3d 1570, 1574 n.2 (10th Cir. 1994). We have observed that shell companies are "attractive vehicles for fraudulent stock manipulation schemes," and thus "[r]evocation under § 12(j) can make such issuers less appealing to persons who would put them to fraudulent use." *e-Smart Techs., Inc*., Exchange Act Release No. 50514, 2004 WL 2309336, at *2 n.14 (Oct. 12, 2004).

[5]   The company has had no material operations since 2004 and is "not presently engaged in, and do[es] not plan to engage in, any substantive commercial business for an indefinite period of time." Absolute Potential, Inc., Form 10-K for the year ended Sept. 30, 2013, at 5. We take official notice of the EDGAR filings cited in this opinion pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of, for example, "any matter in the public official records of the Commission," such as periodic reports filed in the EDGAR database).

[6]   Form 10-K for the year ended Sept. 30, 2013, at 12. The company's common stock, which was registered pursuant to Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g), was delisted from the OTC Bulletin Board on August 11, 2003 and, according to Absolute, currently has no public trading market. *Id*.

of September 30, 2013," and noted that "there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis."[7]

Thomas F. Duszynski is Absolute's sole employee, director, and officer. As of December 24, 2013, he beneficially owned 97% of the company's outstanding voting securities. Duszynski holds the shares indirectly through Augustine Fund, L.P., a private equity investment firm for which he is a principal, and PAC Funding, LLC, which is managed by Augustine Fund. Augustine Fund provides Absolute with rent-free office space and equipment and has advanced cash to the company since 2005. In its 2013 annual report, Absolute acknowledged that the outstanding balance of Augustine Fund's advances was $998,988.[8] Absolute further stated: "We do not have sufficient funds to engage in significant operating activities. Our future operating activities are expected to be funded by loans from a major shareholder. However, none of our shareholders has any obligation to provide such loans to us."

B. Absolute failed to file twenty annual and quarterly periodic reports due from 2006 through 2011.

In 2006, Absolute had not filed its Form 10-KSB for the year ended September 30, 2005, and its Forms 10-QSB for the quarters ended December 31, 2005, March 31, 2006, and June 30, 2006.[9] On September 14, 2006, Commission staff from the Division of Corporation Finance sent a letter (the "Delinquency Letter") to Absolute, noting that the company was not in compliance with its reporting requirements and warning that, without further notice, the Commission could institute an administrative proceeding to determine whether to revoke the company's registration if it did not file the required reports within fifteen days of the date of the letter.[10] Notwithstanding the warning, Absolute neither responded nor filed the reports within fifteen days, eventually filing the Form 10-KSB on May 29, 2007 and the three Forms 10-QSB on September 19, 2008. Absolute did not file any other reports for subsequent periods through 2011.[11] Commission records also show that, in addition to failing to file any additional Forms

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[7] *Id.* at 19.

[8] Those advances are unsecured and have no repayment terms, but they are convertible into shares of common stock. At oral argument, counsel for Absolute stated that the advances were used "to fund various operations for Absolute, including the filings that it has made now, the filings it had made in the past [including those related to the unwinding of a merger], various operational administrative expenses that are associated," and "legal expenses."

[9] The Commission eventually stopped permitting small business issuers to use these forms in lieu of Forms 10-K and 10-Q. *See Smaller Reporting Company Regulatory Relief and Simplification*, 73 Fed. Reg. 934 (Jan.4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it).

[10] The staff sent the letter by certified mail with a return receipt requested, and the record contains a signed receipt dated September 20, 2006. At oral argument, Absolute's counsel claimed that Absolute did not receive the Delinquency Letter.

[11] A table summarizing Absolute's delinquent filings is attached as Exhibit 1.

10-K or 10-Q during this period, Absolute failed to file (as required) any Forms 12b-25 notifying the Commission that it would not make those filings.[12] Absolute has never offered any explanation for its delinquencies but, when asked at oral argument in this proceeding, its counsel explained that "there were individuals at Absolute who may have been aware of that [reporting] obligation but who, because of the problems that they were having, . . . and the disarray of the unwinding of the merger and the lack of reliable accounting and auditing relationships, it did not get done."[13]

C.   Proceedings were instituted pursuant to Exchange Act Section 12(j), and Absolute's securities registration was revoked.

On October 14, 2011, we issued an Order Instituting Proceedings ("OIP") alleging that Absolute failed to file quarterly and annual reports as required under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 and instituting proceedings to determine whether revocation or suspension of the registration of the company's securities was necessary or appropriate to protect

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[12]   *See* Exchange Act Rule 12b-25, 17 C.F.R. § 201.12b-25(a) (requiring issuers to give the Commission notice of their inability to file a periodic report, together with an explanation, by filing a Form 12b-25 "no later than one business day after the due date" for such report); Form 12b-25, 17 C.F.R. § 249.322.

Although not alleged in the OIP, it appears that the company also failed to file proxy statements as required under Exchange Act Section 14. *See Robert Bruce Lohmann*, Exchange Act Release No. 48092, 56 SEC 573, 2003 WL 21468604, at *5 & n.20 (June 26, 2003) (finding that matters "not charged in the OIP" may nevertheless be considered "in assessing sanctions"). Under Florida law, Absolute is required to elect at least one-third of its directors annually. FLA. STAT. ANN. §§ 607.0803 & 607.0806 (West 2011). Assuming that the company adhered to this provision, it would have been required either to: (1) solicit proxies for a director election and to file a proxy statement with the Commission pursuant to Exchange Act Section 14(a), 15 U.S.C. § 78l(a), and Rule 14a-3 thereunder, 17 C.F.R. § 240.14a-3; or (2) file an information statement with the Commission, inclusive of "information substantially equivalent to the information which would be required to be transmitted if a [proxy] solicitation were made," pursuant to Exchange Act Section 14(c), 15 U.S.C. § 78l(c), and Rule 14c-2 thereunder, 17 C.F.R. § 240.14c-2. *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *9 n.44 (June 29, 2012). The company has filed neither proxy statements nor information statements regarding director election.

[13]   In response to further questioning, counsel admitted that Absolute was not "on top" of its obligations:

> Q: I'm just trying to get clear that people in Absolute knew they had a filing obligation but they ended up not filing even though they had knowledge of it. Can you enlighten me as to why people with knowledge of a filing obligation chose not to meet those obligations or contact the staff about those obligations?

> A: I don't believe that they were on top of what their obligations were at the time.

investors.[14] In its answer to the OIP, Absolute admitted that it had not filed twenty required annual and quarterly reports due in 2006 through 2011. During a November 18, 2011 prehearing conference, Absolute promised to become current in its filings by the end of 2011. It missed that self-imposed deadline but filed all of its delinquent reports by January 6, 2012.

The parties filed cross-motions for summary disposition on January 9, 2012, and the administrative law judge granted the Division's motion in a February 15, 2012 initial decision.[15] The law judge found, without dispute, that Absolute violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, and determined that revoking Absolute's securities registration was in the public interest. In making that assessment, she considered, among other things, the decisional factors identified in *Gateway Int'l Holdings, Inc.,* discussed below.[16]

Although the law judge found it mitigating that Absolute had filed all past-due reports and "ha[d] a present intention to remain current,"[17] she concluded that Absolute's demonstrated pattern of delinquency and "the fact that the company has no revenue . . . bodes ill for its future compliance," rendering the company's assurances of future compliance not credible.[18] In reaching this conclusion, the law judge found that Absolute had an "utter lack of resources with which to pay for compiling and auditing or reviewing its financial statements" even though the company presented assertedly contrary evidence.[19] Despite such evidence, the law judge held that "there is no genuine issue with regard to any material fact."[20]

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[14]   The OIP charges Absolute with "having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006."

[15]   *Ablest Inc*., 2012 WL 681586, at *5; *see also* 17 C.F.R. § 201.250(a) (providing that, after a respondent's answer has been filed and documents have been made available to it for inspection and copying, a party may move for summary disposition of any of the allegations in the order instituting proceedings). As a result, there was no hearing, and the record on appeal is limited to the parties' filings, supplemented by attachments, and those matters of which we may take official notice.

[16]   *Ablest Inc*., 2012 WL 681586, at *4 (citing *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006)).

[17]   *Id*.

[18]   *Id*.

[19]   In support of its opposition to the Division's motion for summary disposition during the proceedings below, Absolute attached the declaration of Duszynski, who controls the company. In the declaration, Duszynski noted that Absolute made twenty-one periodic filings of its Forms 10-K and 10-Q between December 16, 2011 and January 6, 2012. He also stated that Absolute's accountants and auditors expended approximately 285 hours, generating fees of approximately $62,000. Duszynski promised that Absolute "will take all necessary steps to ensure ongoing compliance," in part, because it had "established regular and reliable relationships with new accountants and auditors." To that end, Absolute says that it has "instituted processes to make its future periodic filings on a timely basis," although it does not describe those processes. In addition, Absolute asserted in its briefs that Duszynski's private equity fund (Augustine Fund)

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D.   Absolute's subsequent filings have been timely but have contained inaccuracies.

Since the issuance of the initial decision in this case, Absolute timely filed its Forms 10-K for the years ended September 30, 2012 and 2013, and its Forms 10-Q for the quarters ended March 31, June 30, and December 31, 2012, and March 31, June 30, and December 31, 2013.

On November 20, 2013, the Division sought leave to adduce a declaration from an Assistant Chief Accountant in Corporation Finance that identifies inaccuracies in Absolute's Forms 10-Q for the quarters ended June 30, 2013 and March 31, 2012. We grant the Division's motion pursuant to Rule of Practice 452.[21]

On December 11, 2013, the company filed a cross-motion seeking to adduce additional evidence in the form of a declaration by a manager who works for Absolute's accountant—a firm that appears to be responsible for preparing Absolute's quarterly and annual reports. Absolute asserts that the declaration "establishes that . . . the errors contained in Absolute's March 31, 2012 Form 10-Q and June 30, 2013 Form 10-Q were inadvertent and immaterial."[22] According to Absolute, the declaration also demonstrates that the company "acted swiftly in correcting such errors as soon as it became aware of their existence and attaches amended Form 10-Qs for the periods ended March 31, 2012 and June 30, 2013." Absolute filed those reports on December 6, 2013. We grant Absolute's motion as to the declaration pursuant to Rule 452.[23] We deny as

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had advanced the company over $800,000 from 2005 to 2011 and had provided funding for the company to complete its delinquent and subsequent filings.

[20]   *Ablest Inc.*, 2012 WL 681586, at *1. The law judge also found that "[a]ny other facts in Absolute Potential's pleading have been taken as true . . . pursuant to 17 C.F.R. § 201.250(a)." Under Rule 250, a law judge may grant a motion for summary disposition "if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b).

[21]   Rule of Practice 452 provides that a party may file a motion for leave to adduce additional evidence at any time prior to issuance of a decision by the Commission, and that "[s]uch motion shall show with particularity that such additional evidence is material and that there were reasonable grounds for failure to adduce such evidence previously." 17 C.F.R. § 201.452. The Division states that the additional evidence is material, particularly with respect to the credibility of Absolute's assurances against future violations. The Division also states that the evidence was not adduced previously because one Form 10-Q at issue was filed after appeal briefing was complete, and the other Form 10-Q at issue was not reviewed sooner due to limited resources and the prioritization of those resources on active, pending investigations.

[22]   Absolute asserts that "these errors would not 'have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available' or as 'important in deciding how to [act] . . .'." (citing *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)).

[23]   Absolute asserts that the declaration and filings it seeks to introduce "is unquestionably material in light of Enforcement's motion, and [that] there are reasonable grounds for the failure

(continued…)

moot Absolute's motion as to the company's filings because we have taken official notice of such filings.[24] As discussed below, we have considered the Company's subsequent filing history in assessing the need for sanctions.

II. Analysis

A.   Absolute violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file with the Commission annual and quarterly reports "for the proper protection of investors and to insure fair dealing" in the company's securities.[25] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for those reports.[26] Absolute concedes that it did not file twenty annual and quarterly reports due from 2006 through 2011. Accordingly, we find that the company violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

B.   The *Gateway* factors justify revocation under these circumstances.

Exchange Act Section 12(j) authorizes us, as we deem necessary or appropriate for the protection of investors, to either suspend the registration of a security for a period not exceeding twelve months or to revoke it if an issuer fails to comply with any provision of the Exchange Act or its rules and regulations.[27] In determining the appropriate sanctions under Section 12(j), we are guided by the non-exclusive public interest factors first set forth in *Gateway Int'l Holdings, Inc.*[28] They include (i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurances, if any, against further violations.[29] We find that, based on these factors, it is necessary and appropriate for the protection of investors to revoke Absolute's securities registration.

Absolute's violations were serious and recurrent. The company failed to timely file four periodic reports due in 2005 and 2006 and then ignored the warning in Corporation Finance's

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to adduce such evidence previously because Enforcement only informed Absolute of the alleged deficiencies on November 20, 2013 through its motion."

[24]   *See supra* note 5. We similarly deny as moot Absolute's request that we admit several documents that Absolute attached to its petition for review because they are either documents that are already part of the record or are filings of which we have taken official notice.

[25]   15 U.S.C. § 78m(a).

[26]   17 C.F.R. §§ 240.13a-1, 13a-13.

[27]   15 U.S.C. § 78*l*(j).

[28]   2006 WL 1506286, at *4.

[29]   *Id.*

Delinquency Letter to remedy those delinquencies within fifteen days, instead completing the filings approximately two years later.[30] Absolute then failed to file any reports due for periods ending after June 30, 2006—a span of five years at the time the OIP issued—and did not file a Form 12b-25 to notify the Commission of its delinquencies.[31] Absolute's violations involved a high degree of culpability. The company knew of, yet repeatedly disregarded, its reporting obligations. For the first time since these proceedings were instituted, Absolute's counsel, at oral argument, claimed vaguely that the company's lengthy delinquencies resulted from "disarray" associated with a merger and a "lack of reliable accounting and auditing relationships."[32] Absolute's tardy and unilluminating explanation for its years of noncompliance supports our finding that the company essentially ignored its reporting obligations until it was ultimately confronted with revocation through the institution of these proceedings.[33]

We acknowledge Absolute's remedial efforts but conclude, based on the undisputed material facts of this case, that those efforts are insufficient to overcome the need for revocation. As noted, Absolute spent time and money to file all outstanding reports and, through Duszynski's declaration, represented that it will take "all necessary steps to ensure ongoing compliance," in part, because it had "established regular and reliable relationships with new accountants and auditors." Absolute reasons that its remedial efforts, including the ability to fund the filing of its reports, demonstrate that it will not engage in future violations. To that end, Absolute argues that the law judge erred in deciding to revoke the company's securities registration on summary disposition because the law judge "failed to recognize, at a minimum, a genuine issue of material fact as to Absolute's ability to pay for the required filings in the future," and thus "impermissibly weighed evidence to determine the truth [*i.e.*, credibility] of Absolute's assurances against future reporting violations."

We disagree. While Rule 250 precludes the granting of summary disposition where there are material factual disputes between the parties, "[n]ot every alleged factual dispute precludes

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[30] As noted, it appears that the Company failed to file proxy statements as required under Exchange Act Section 14. *See supra* note 12.

[31] *See Cobalis Corp*., Exchange Act Release No. 64813, 2011 WL 2644158, at *6 n.31 (July 6, 2011) (considering, in assessing the sanction, the issuer's failure to file Forms 12b-25 in connection with delays in its periodic reports, although such failures were not alleged in the OIP).

[32] Record evidence contradicts Absolute's counsel's claim that Absolute did not receive the Delinquency Letter. *See supra* note 10.

[33] We have previously noted that, under certain circumstances, registrants such as Absolute that are unable or unwilling to continue to comply with reporting requirements have the option of deregistering their stock under the Exchange Act, by filing a Form 15. *See Gateway*, 2006 WL 1506286, at *2 n.10 (setting forth the requirements for deregistration of an issuer's securities). Absolute's filings indicate that it had fewer than 300 stockholders of record, and thus was eligible for deregistration. But there is no evidence that Absolute ever sought deregistration as a means of dealing with its filing problems. At oral argument, Absolute's counsel stated that he was not aware of whether Absolute considered filing a Form 15.

summary disposition. To prevent summary disposition, the opposing party must present facts demonstrating a genuine issue of fact that is material to the charged violation."[34] In granting summary disposition, the law judge determined that Absolute had an "utter lack of resources with which to pay for compiling and auditing or reviewing its financial statements." Although Augustine Fund demonstrated a willingness to provide extensive financial support, through loans, it was not legally bound to do so. But even if we were to assume that Augustine Fund's historical funding of Absolute's operations would continue and that Absolute had sufficient funds to meet its periodic filing obligations, we find that Absolute's assurances of future compliance are not credible. The undisputed *material* facts in the record regarding Absolute's protracted delinquencies, unpersuasive explanations for those delinquencies, and the absence of concrete remedial changes[35] to ensure compliance demonstrate that Absolute is likely to violate the reporting requirements in the future regardless of the viability of its funding resources.

Moreover, Absolute has continued to struggle with its ability to establish and maintain "internal control over financial reporting."[36] Absolute acknowledged that two recently filed quarterly reports contained inaccuracies. It asserted that the errors were inadvertent and immaterial, that it has since filed amended reports, and that its accountant had made the errors. But, even accepting Absolute's assertions, it is ultimately the *company's* responsibility to file accurate reports. Part of that responsibility includes having effective controls in place to ensure that the financial statements it files with the Commission are fairly presented. The company's declaration does not provide any additional, credible assurances that Absolute has remediated its internal controls.

Absolute argues that revocation "would only 'harm investors unfairly rather than serve any deterrent or remedial function now that the company has filed, albeit untimely, all its delinquent reports.'" The company asserts that, if the Commission revokes its registration, "delinquent registrants will not make the effort to become current . . . and investors in those companies will not obtain the relevant information." Moreover, Absolute contends that it "presented undisputed evidence that it would sustain substantial harm if the Initial Decision ordered revocation." For instance, the company asserts that "much of the time, effort and expense it put into becoming current would go to waste," which would harm shareholders. And it states that, "if [Absolute] were forced to begin the registration process again and file a new registration statement, it would have to spend additional money to do so, which would decrease shareholder value further."

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[34]   *Gately & Assoc., LLC*, Exchange Act Release No. 62656, 2010 WL 3071900, at *7 n.14 (Aug. 5, 2010) (citing *Anderson v. Liberty Lobby*, 477 U.S. 242, 247-48 (1986)).

[35]   We are not persuaded by Absolute's vague representations that it will take "all necessary steps to ensure ongoing compliance," and that it has established "regular and reliable relationships with new accountants and auditors."

[36]   *See* Item 308 of Regulation S-K (setting forth requirements for an issuer's disclosure of "internal control over financial reporting"), 17 C.F.R. § 229.308.

We have held repeatedly, however, that "[t]he extent of any harm that may result to existing shareholders [from revocation] cannot be the determining factor in our analysis"; rather, "[i]n evaluating what is necessary or appropriate to protect investors, 'regard must be had not only for existing stockholders of the issuer, but also for potential investors.'"[37] All investors in the marketplace, both current and prospective, were deprived of timely reports that accurately reflect the company's financial situation and acknowledge its difficulties with internal controls. Moreover, it is necessary to deter Absolute and other issuers from disregarding their obligations to present accurate and timely information to the investing public until spurred by the institution of proceedings. Deterrence is meaningful only if a lengthy delinquency, in the absence of strongly compelling circumstances regarding the other *Gateway* factors, results in revocation. Thus, we apply a strong presumption in favor of revocation whereby a "recurrent failure to file periodic reports" is "so serious that only a strongly compelling showing with respect to the other factors we consider would justify a lesser sanction than revocation."[38] Absolute has failed to make the required showing, and the public interest requires revocation.

C. Contrary to Absolute's argument, Commission precedent does not preclude revocation under these circumstances.

Absolute incorrectly asserts that our precedent precludes revocation where an issuer has regained compliance before a law judge issues an initial decision, even where the issuer's compliance is spurred by the filing of an OIP. Although we have recognized that an issuer's subsequent attempts to file delinquent reports and remain in compliance with its reporting obligations are important factors to be considered in determining whether to revoke an issuer's securities registration, we have repeatedly stated that such subsequent filing history is not the determinative factor in this analysis.[39] For example, in *e-Smart Technologies, Inc.*, a Commission decision on which Absolute principally relies, we remanded proceedings to a law judge because a central premise underlying the law judge's decision to revoke—that the company was *unable* to submit audited reports—"no longer appeared valid." In doing so, we explained that our decision to remand was based on the particular facts of the case and "should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer [h]as returned to reporting compliance and begun to

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[37] *Gateway Int'l Holdings, Inc.*, 2006 WL 1506286, at *7; *see also China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *14 (Nov. 4, 2013); *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (finding that "[r]evocation is a prospective remedy and is imposed based on our concern about protecting future investors in the company").

[38] *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *8 (May 23, 2008). *Accord Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[39] *e-Smart*, 2004 WL 2309336, at *2 n.18; *China-Biotics, Inc.*, 2013 WL 5883342, at *13.

submit long overdue filings."[40] Rather, we noted, "[o]ther considerations . . . may justify a different result,"[41] and we have since distinguished *e-Smart* on this basis.

As we have recognized, revocation may be warranted in these circumstances to address not only the harm to current and prospective investors in the non-compliant issuer but also to address the broader systemic harm that follows from registrants who "game the system" by complying with their unambiguous reporting obligations only when they are confronted by imminent revocation:

> A sanction other than revocation would "reward those issuers who fail to file required periodic reports when due over an extended period of time" and "make last-minute filings [only after becoming the subject of Exchange Act Section 12(j) proceedings] in an effort to bring themselves current with their reporting obligations." Such conduct prolongs "indefinitely the period during which public investors would be without accurate, complete, and timely reports" and significantly detracts from the Exchange Act's reporting requirements.[42]

In fact, we recently stated that "even if an issuer has filed all delinquent periodic reports, revocation can be appropriate, particularly when … the delinquencies continued for an extended period without adequate explanation."[43]

In any event, *e-Smart* is distinguishable. In *e-Smart*, although the company had not made numerous filings for over two years, it produced evidence at the hearing before the law judge explaining the reasons behind these failures and the remedial measures it had subsequently taken to come into compliance and ensure future compliance—including retaining new securities counsel and auditors and implementing new internal accounting controls.[44] The company also represented that it would shortly begin to come into compliance. But the law judge concluded that the company would not be able to come into compliance and revoked its securities registration. We remanded because the law judge's conclusion proved incorrect—the company soon began to file its delinquent reports. Although we stated that e-Smart's post-OIP filing history was "an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors,'"[45] we warned against interpreting our decision as a

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[40]   2004 WL 2309336, at *2 n.18. We did not hold, as Absolute suggests, that e-Smart's subsequent filing history precluded revocation, nor did we hold that the law judge could not find revocation appropriate on remand.

[41]   *Id.* On remand, however, the law judge reversed her position and declined to revoke e-Smart's registration. *e-Smart*, 2005 WL 274086, at *8.

[42]   *Tara Gold*, 2011 WL 2783483, at *7 nn. 30-32 (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *8 (Jan. 21, 2009)).

[43]   *China-Biotics, Inc.*, 2013 WL 5883342, at *13.

[44]   *e-Smart*, 2004 WL 2309336, at *1.

[45]   *Id.* at 2.

bright-line rule against revocation simply because a delinquent filer takes steps to become compliant.

Likewise, the undisputed facts that support our revocation of Absolute's securities registration are distinguishable from the circumstances in *Phlo Corp.*[46] There, the company failed to file eleven annual and quarterly reports between March 2003 and November 2005. Nonetheless, because the company made extensive and successful efforts to remedy the internal accounting failures that led to its violations, became current in its reporting obligations while the disciplinary proceeding was pending, and expended significant resources in so doing, we declined to revoke the company's securities registration and instead imposed a cease-and-desist order against future violations.[47]

In *Phlo*, the issuer—unlike Absolute—pointed to specific internal accounting failures that led to its reporting violations and demonstrated concrete and effective corrective measures it had taken to address those circumstances. For example, the issuer retained a consultant recommended by its auditor to improve internal accounting functions. We determined that revocation was unwarranted in light of these considerations, when combined with the issuer's subsequent compliance. Here, Absolute's noncompliance was more protracted. And, as noted, it has failed to offer a meaningful explanation for its reporting violations or demonstrate that it has taken concrete, effective measures to remedy the cause of its reporting violations and ensure future compliance. In fact, Absolute's most recent reporting inaccuracies underscore our conclusion that it cannot ensure future compliance. The record demonstrates that Absolute failed to comply with its reporting requirements and only began to comply when spurred by the threat of imminent revocation. In these circumstances, the public interest requires that we revoke Absolute's securities registration.[48]

We have stressed the "significant policy objectives" the reporting requirements "are intended to serve, *i.e.*, providing the public, particularly current and prospective shareholders,

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[46]   Exchange Act Release No. 55562, 2007 WL 966943 (Mar. 30, 2007). Absolute does not refer to *Phlo Corp.*, but we address it here because we declined to revoke the respondent's registration.

[47]   As we have noted elsewhere, the Exchange Act provides other remedies to address reporting violations, including ordering the company to cease-and-desist pursuant to Exchange Act Section 21C. *See e-Smart*, 2004 WL 2309336, at *2 n.17. The proceedings here, however, were instituted pursuant to Section 12(j), and thus are limited to the remedies provided thereunder.

[48]   Absolute also relies on an administrative law judge's initial decision in which the law judge did not revoke an issuer's securities registration because it returned to compliance following the issuance of the order instituting proceedings. *Diatect Int'l Corp.*, Initial Decision Release No. 344, 2008 WL 247231, at *4-5 (Jan. 30, 2008). We are not bound by a law judge's initial decision, *see, e.g.*, *Rapoport v. SEC*, 682 F.3d 98, 105 (D.C. Cir. 2012), and decline to apply the law judge's reasoning here. As we made clear in *Nature's Sunshine* and *Tara Gold*, revocation can be appropriate notwithstanding an issuer's return to compliance. *See supra* note 42 and accompanying text.

with material, timely, and accurate information about an issuer's business."[49] "Those requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[50] It would be contrary to the public interest to allow Absolute to continue to have its securities registered with the Commission when its conduct creates substantial reason to doubt that it will provide investors with timely, accurate, and material information in the future. Revoking Absolute's registration also will serve the public interest by deterring Absolute and other issuers from refusing to comply with the reporting requirements until they are threatened with imminent revocation by a Commission enforcement action.[51] For the foregoing reasons, we find that revocation of the registration of Absolute's securities is necessary and appropriate in the public interest.

An appropriate order will issue.[52]

By the Commission (Chair WHITE and Commissioners GALLAGHER, STEIN, and PIWOWAR; Commissioner AGUILAR not participating).

Jill M. Peterson
Assistant Secretary

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[49]   *Am.'s Sports Voice*, 2007 WL 858747, at *4.

[50]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 WL 1835958, at *3 & n.16 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[51]   As we have noted in similar cases, Absolute may file a Form 10 to re-register its securities under Exchange Act Section 12(g) as soon as it meets the applicable requirements under the form. 15 U.S.C. § 78l(g); *see also China-Biotics*, 2013 WL 5883342, at *14 n.97; *Cobalis Corp.*, 2011 WL 2644158, at *6 n.33.

[52]   We have considered all of the parties' contentions. We have rejected or accepted them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

Exhibit 1 - Absolute Potential, Inc. (File No. 3-14587)
Summary of Delinquent Filings for Period Charged in OIP

No.	Report	Period Ending	Due Date For Filing Report[53]	Delinquency Corrected	
				Date	**How Late**
01	10-K	09/30/2006	12/29/2006	12/16/2011	5 years, 0 months
02	10-Q	12/31/2006	02/14/2007	12/20/2011	4 years, 10 months
03	10-Q	03/31/2007	05/15/2007	12/21/2011	4 years, 7 months
04	10-Q	06/30/2007	08/14/2007	12/21/2011	4 years, 4 months
05	10-K	09/30/2007	12/31/2007	12/23/2011	4 years, 0 months
06	10-Q	12/31/2007	02/14/2008	12/27/2011	3 years, 10 months
07	10-Q	03/31/2008	05/15/2008	12/27/2011	3 years, 7 months
08	10-Q	06/30/2008	08/14/2008	12/27/2011	3 years, 4 months
09	10-K	09/30/2008	12/29/2008	12/28/2011	3 years, 0 months
10	10-Q	12/31/2008	02/17/2009	12/29/2011	2 years, 10 months
11	10-Q	03/31/2009	05/15/2009	12/29/2011	2 years, 7 months
12	10-Q	06/30/2009	08/14/2009	12/29/2011	2 years, 4 months
13	10-K	09/30/2009	12/29/2009	12/29/2011	2 years, 0 months
14	10-Q	12/31/2009	02/16/2010	12/29/2011	1 year, 10 months
15	10-Q	03/31/2010	05/17/2010	12/30/2011	1 year, 7 months
16	10-Q	06/30/2010	08/16/2010	12/30/2011	1 year, 4 months
17	10-K	09/30/2010	12/29/2010	01/06/2012	1 year, 0 months
18	10-Q	12/31/2010	02/14/2011	01/06/2012	0 years, 11 months
19	10-Q	03/31/2011	05/16/2011	01/06/2012	0 years, 8 months
20	10-Q	06/30/2011	08/15/2011	01/06/2012	0 years, 5 months

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[53] Non-accelerated filers, such as Absolute, are required to file quarterly and annual reports with the Commission no later than 45 days and 90 days, respectively, after the end of the period covered by the report. Exchange Act Rule 13a-13 and General Instruction A.1. to Form 10-Q; 17 C.F.R. § 240.13a-13 and 17 C.F.R. § 249.308a; Exchange Act Rule 13a-1 and General Instruction A.2 to Form 10-K; 17 C.F.R. § 240.13a-1 and 17 C.F.R. § 249.310.